Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Earnings:
Pretax income	$56,143	$63,574	$150,155	$135,009
Add fixed charges as adjusted (from below)	34,690	35,794	69,518	71,284
	$90,833	$99,368	$219,673	$206,293
Fixed charges:
Interest expense:
Corporate	$31,489	$32,682	$63,023	$65,076
Amortization of deferred financing costs	1,251	1,212	2,486	2,406
1/3 of rental expense	1,950	1,900	4,009	3,802
Fixed charges	$34,690	$35,794	$69,518	$71,284
Ratio (earnings divided by fixed charges)	2.62	2.78	3.16	2.89